UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, August 2020

Commission File Number: 001-34661

Lianluo Smart Limited

 (Translation of registrant’s name in English)

Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road,

Changping District, Beijing, 102200

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed, on August 12, 2020, Mr. Zhitao He (“Mr. He”) resigned from his positions as Chief Executive Officer, a director and Chairman of Lianluo Smart Limited (the “Company”), effectively immediately.

On August 25, 2020, the Board of Directors of the Company appointed Mr. Bin Lin as Chief Executive Officer, a director and Chairman of the Company to fill the vacancies created by Mr. He’s resignation.

Mr. Lin, age 55, chairman of the board of Beijing Huitu Information Technology Co., Ltd. (“Huitu”) since December 2013. Huitu, a company based in Beijing, China, develops and sells water resources application software and related products. From January 2006 to December 2013, he was the chief executive officer of China Fire & Security Group, a company engaged in the design, development, manufacturing and sale of industrial fire protection products and services, whose common stock was listed on The NASDAQ Stock Market from 2007 to 2011. From January 2000 to December 2005, he was the general manager of Beijing Linkehaide Technology Co., Ltd, a provider of software and hardware development platforms and solutions for telecom equipment manufacturers and value-added service operators. Mr. Lin received a master’s degree in Electrical Engineering from University of Toronto in 1989, a master’s degree in Management Science from Huazhong University of Science and Technology in 1987 and a bachelor’s degree in Electrical Engineering from Huazhong University of Science and Technology in 1986. Mr. Lin is a Canadian national and currently lives in Beijing, China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

August 26, 2020	By:	/s/ Yingmei Yang
Yingmei Yang
Interim Chief Financial Officer